Exhibit 99.2

PYROGENESIS

TMX | TSX Trust

Appointment of Proxyholder

I/We, being holder(s) of common shares of PyroGenesis Canada Inc. (the "Corporation"),hereby appoint: P. Peter Pascali, Chief Executive Officer of the Corporation, or in lieu of the foregoing, Robert Radin, Lead Independent Director of the Corporation OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held online via live audio webcast at https://web.lumiagm.com/432379825 (password: pyrogenesis2022) (case sensitive) at 10:00 a.m. (Eastern Time) on June 21, 2022 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

If you appoint a proxyholder other than the two people listed above, YOU MUST complete the online form at the address www.tsxtrust.com/control-number-request or contact TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 10:00 a.m. (Eastern Time) on June 17, 2022, so that TSXT may provide the appointee with a 13-digit proxyholder Control Number via email. This Control Number will allow your appointee to log in to and vote at the Meeting. Without a 13-digit proxyholder Control Number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD
1. P. Peter Pascali	☐	☐	6. Ben Naccarato	☐	☐
2. Robert Radin	☐	☐	7. Nannette Ramsey	☐	☐
3. Andrew Abdalla	☐	☐			
4. Dr. Virendra Jha	☐	☐			
5. Rodayna Kafal	☐	☐			

	FOR	WITHHOLD
2. Appointment of Auditors Appointment of Raymond Chabot Grant Thornton LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration	☐	☐
	FOR	AGAINST
3. Authorization to Change Corporation Name Authorization to amend to the articles of the Corporation to change the name of the Corporation to "PyroGenesis Inc.", or to such other name as the Board of Directors deems appropriate.	☐	☐
	FOR	AGAINST
4. Approval of Long Term Incentive Plan Approval of the adoption of a new Long Term Incentive Plan, the full text of which is included as a schedule to the Management Information Circular.	☐	☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the TSX website https://ca.astfinancial.com/financialstatements and input code 6035A.

☐ I would like to receive quarterly financial statements ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

__________________________________ ________________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by June 17, 2022 at 10:00 a.m. (Eastern Time).

Proxy Form – Annual and Special Meeting of Shareholders of PyroGenesis Canada Inc. to be held on June 21, 2022 (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy. All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of the Company. All proxies must be received by June 17, 2022 at 10:00 a.m. (Eastern Time). How to Vote INTERNET Go to www.tsxtrust.com/vote-proxy Cast your vote online View Meeting documents To vote using your smartphone, please scan this QR Code TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX OR EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, Ontario M1S 0A1 You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com. An undated proxy is deemed to bear the date on which it is mailed by management to you.